

Mail Stop 3030

September 27, 2016

Via E-mail
Alexander R. Bradley
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

      Re: **First Solar, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 24, 2016
               File No. 001-33156

Dear Mr. Bradley:

We have reviewed your September 9, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 8. Consolidated Financial Statements

Note 12. Investments in Unconsolidated Affiliates and Joint Ventures, page 116

1.   We note your response to prior comment 2. Please revise future filings to provide similar disclosures to your response if there are material differences between net income and net income attributable to equity method investees for your significant equity method investees.

You may contact Lynn Dicker at (202) 551-3616 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery